MICHAEL W. BERG
ATTORNEY AT LAW
16810 AVE OF THE FOUNTAINS
SUITE 200, BOX 229
FOUNTAIN HILLS, ARIZONA 85268
PHONE (480) 776-0260
FAX (877) 789-5092

September 11, 2014

Mr. Justin Kisner
United States Security and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re:
Renewable Energy & Power, Inc.
Registration Statement on Form 10-12(G)/A
Original Filing Date July 2, 2014, amended July 3, 2014
Amended Form 10-12G/A filed August 13, 2014
Second Amended Form 10-12G/A Filed September 12, 2014
File No. 000-55237

Dear Mr. Kisner,

Reference is made to your comment letter dated August 29, 2014 relating to the subject Annual Report on Form 10-12G/A (“Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by the Company’s response thereto. Unless otherwise specified in our responses, reference to page numbers are to the version of the document subject to the Comment Letter and not to the amended version the Company filed on August 13, 2014. References to Form 10-12G/A are references to the amended Annual Report filed August 13, 2014.

General

1. We note your response to comment 2. Please disclose in greater detail the types of transactions and amount of consideration provided by your founder, promoters, affiliates or named executive officers.

Response: The Company has revised this to give greater detail.

2. We note your response to comment 3, Section 3 of Exhibit 3-1-“Authorized Stock” says you are authorized to issue 75,000,000 shares of stock. Please revise.

Response: Please note Exhibit 3.1 Amended Articles of Incorporation.

Response Letter
September 11, 2014

Company Overview Page 5

2. We note your disclosure that your are competitive with fossil fuels by employing proprietary new technologies and combining them with existing solar and wind power generation and LED lighting.” Please revise this statement given the size of your operations customers and net losses.

Response: This Statement has been removed.

3. We note your disclosure that you have two operating divisions. Solar Hybrid and LED Lights USA. It appears you have only generated revenues from your LED products. For instance, page 18 states as to financing and market conditions allow we will begin to manufacture and market our innovative solar technology.” If so, please revise the appropriate parts of your filing to make clear Solar Hybrid’s level of operation.

Response: The Company has revised the appropriate parts to indicate that all of Solar Hybrid’s products are currently in the developmental stage.

5. Please disclose the countries that make up the “international markets” referenced on page 5.

Response: The reference to international markets has been removed.

Solar Hybrid (Sol-Hy) page 5

6. We note your response to comment 7, Your disclosure on page 6 regarding the patents appears to be repetitive and contains a partial description. Please revise.

Response: This disclosure has been revised the disclosure accordingly.

7 We note your response to comment 8 and revised disclosure on page 5. You state one of your competitive advantages includes a patentable multi-junction solar panel. Please revise to discuss whether you have received a patent for this product and its state of development such as whether there is a working prototype or saleable product. Further it appears you have omitted footnotes 11 and 12 from the bottom of page 5. Please advised.

Response: The Company has revised the disclosure accordingly and the footnotes are once again included.

LED Lites USA page 6

Response Letter’
September 11, 2014

8. We note your disclosure on page 7. Please clarify why LED Lites’s relationship with Multichip Display gives it a huge advantage and support your statement that LED’s testing exceeded efficiency requirements by over 90%.

Response: The Company has removed statements regarding any advantage obtained by its relationship with MultiChip Display and exceeding efficiency requirements.

9. Please tell us why you have included customers of MultiChip Display on page 7. It appears that you have only on customer, MDI. Revise as necessary.

Response: The Company has removed the customers of MultiChip Display.

10. Please support your statement on page 8 that your “technology dramatically improves LED light fixture energy conversion efficiency and significantly lowers the levelized cost of energy more than anything available anywhere in the world.

Response: The company has removed the statement.

11 Please balance your disclosure at the bottom of page 7 or, otherwise, support the following statements; you will utilize {your} superior knowledge in the field of power supplies and thermal management… to be a leader in the LED revolution, “by using a combination of partnerships…LED Lites USA is poised to become synonymous with the term “LED light fixture;” and “{t}his seamless integration … will solidify LED Lites USA as the clear market leader

Response: The Company has removed these statements.

12. Please also balance or support the disclosure on the top of page 8 regarding your ability to “overcome all traditional cost obstacles” and that your technology “significantly lowers the levelized cost of energy more than anything available in the world.”

Response: This comment seems to be repetitive of Comment 10. The Company has removed the statement.

Business of Issuer page 10

13. Your disclosure on page 10 states your “solar, wind and thermal energy sources” are in the development state with designs and equipment awaiting certification. Your prior disclosure on pages 6 to 8 should be revised in light of these statements. Further please clarify your reference to “Item XVI.”

Response Letter
September 11, 2014

Response: All references to solar, wind and thermal energy sources are in the development stage with designs and equipment awaiting certification have been removed as well as the reference to Item XVI.

Financial Information

Overview page 18

14. Please support your statement you are a leading provider of LED lighting technology or revise3 as necessary. We not page 19 states you have net loses and cash of $80.

Response: The Company has removed the statement.

15. Please explain the biological effects from your products.

Response: The Company has revised the statement accordingly.

Liquidity and Capital Resources and Results of Operations Page 19

16. We note that your discussion of your liquidity and operating results from inception through September 30, 2013. Please expand your disclosure to include your analysis for the interim periods included in the filing.

Response: The Company has revised the discussion accordingly.

Solar Hybrid Page 20

17. We note your response to comment 25. Please provide disclosure pursuant to Item 402(n)(1), which includes compensation of your named executive officers for each of the company’s last two fiscal years. In this regard please remove disclosure of payments for 2014...

Response: The Company has revised the disclosure as requested.

Item 6 Executive Compensation Page 2

18. We note that your named executive officers began accruing compensation on October 1, 2013. Please substantially revise your summary compensation table to comply with the form and requirements of Item 402(n) of Regulation S-K.

Response: The Company has revised the disclosure accordingly.

Response Letter
September 11, 2014

Item 7 Certain Relationships and related Transactions and Director Independence page 27

19. Please advise whether your relationship with MDI should be disclosed under this Item and revise accordingly.

Response: The Company has revised the disclosure accordingly.

Item 15 Financial Statements and Exhibits page 31

20 Please refile your contract with Multichip Display, Inc., and your contracts relating to patent licenses as Exhibits 10.1 and 10.2. Please refer to Item 601(b) (10) (ii)(B) of Regulation S-K.

Response: The Company has refiled as requested.

Notes to Financial Statements, page F-8

21. We note your disclosure of the terminated MDI lease agreement as of May 1, 2014. On pages F-12 and F-22. Please clarify whether this sublease is addressed in your Item 3, Properties disclosure on page 21. Also include a note addressing the required lease disclosure for your current office space. Refer to ASC 840-20-50.

Response: the Company mentions a sublease but does not specify this lease in item 3.Note 4 at page F-12 discloses the sublease as required.

Note 5 Related Party Transactions with Multichip Assembly Inc., (MAI) page F-11

22. You disclose that MDI has agreed to support the operations of the Company through May 1, 2014.” Please clarify whether MDI has terminated the support and, if true include a discussion of the impact in your liquidity and capital resources section of MD&A.

Response: The agreement has been extended to November 1, 2014. Footnote 5 in the unaudited financial statements as of and for the six months ended March 31, 2014 has been revised.

Response Letter
September 11, 2014

Note 4 Accounts Receivable page F-19

We note your response and reissue comment 32. We do not find the revision referred to in your response. We note that your accounts receivable balance of $569,532 appears to equal the sum of your total revenue for the year ended September 30, 2013 and six months ended March 31, 2014. We also note that both your accounts receivable and revenue are from MDI a shareholder in your company. In this regard given the significance of your accounts receivable and the length of time that has passed, disclose when you expect to collect those receivables. Tell us why all of the accounts receivable is current.

Response The Company has dealt with this matter in Note 5 Page F-21.

24. We note your response and reissue comment 33. We do not find the revision referred to in your response. Since most of your accounts payable, $721,324 is also due to MDI, disclose if you expect to actually receive cash for your accounts receivable balance or to offset the accounts receivable balance with accounts payable balance due to MDI. Disclose when you expect for that to occur
Response: The Company has dealt with this matter in Note 5 Page F-21.

Note 5 Related Party Transaction with Multichip Display, Inc. F-20

25. We note your response and reissue comment 34. We do not find the revision referred to in your response regarding the ownership and voting relationships. Tell us if any of your officers or directors have a related party relationship with MDI and disclose the voting and ownership percentages.

Response: The Company has dealt with this matter in Note 5 Page F-21.

The Company acknowledges that:

It is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Law Offices of Michael W. Berg Attorney for Renewable Energy and Power Inc.

/s/ Michael W. Berg